CERTAIN INFORMATION REQUIRED BY FORM 20-F, TO GIVE RETROSPECTIVE EFFECT TO CERTAIN CHANGES IN THE OPERATING SEGMENTS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

EXPLANATORY NOTE

We are filing this report on Form 6-K to give retrospective effect to certain changes in our operating segments that became effective during the first quarter of 2019 and present the resulting recast financial information by operating segment as of and for the years ended December 31, 2018, 2017 and 2016. In particular, during the first quarter of 2019, we changed the reporting structure of the BBVA Group's business areas compared with that presented as of December 31, 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which has been renamed “Spain”. Additionally, balance sheet intra-group adjustments between the Corporate Center and the operating segments have been reallocated to the corresponding operating segments as of ended December 31, 2018, 2017 and 2016. In addition, certain expenses related to global projects and activities between the Corporate Center and the business areas have been reallocated as of and for the years ended December 31, 2018, 2017 and 2016. In order to make the information comparable, as required by IFRS 8 “Information by business segments”, we have recast our segment financial information as of and for the years ended December 31, 2018, 2017 and 2016.

In this report we have included only such disclosure as was impacted by the change in our operating segments described above. This report does not, and does not purport to, recast or update the information in any other part of our annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) or reflect any events that have occurred after the 2018 Form 20-F was filed on March 28, 2019. The filing of this report should not be understood to mean that any other statements contained in the 2018 Form 20-F are true and complete as of any date subsequent to March 28, 2019. This 6-K should be read in conjunction with the 2018 Form 20-F and our other filings with the SEC.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•       “BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•       “BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•       “BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•       “Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and Circular 4/2017 (each as defined in the 2018 Form 20-F) included in the 2018 Form 20-F. The recast Consolidated Financial Statements are included as Exhibit 99.2 to this report on Form 6-K.

•       “Garanti” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•       “Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

Capitalized terms used and not defined herein have the meanings assigned to them in the 2018 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

There are no changes derived from the recast described in the introductory explanatory note.

PRESENTATION OF FINANCIAL INFORMATION

Changes in Operating Segments

As described in the introductory note, during the first quarter of 2019, we changed the reporting structure of the BBVA Group’s business areas compared with that presented as of December 31, 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, which has been renamed “Spain”. Additionally, balance sheet intra-group adjustments between the Corporate Center and the operating segments have been reallocated to the corresponding operating segments as of December 31, 2018, 2017 and 2016. In addition, certain expenses related to global projects and activities between the Corporate Center and the business areas have been reallocated as of and for the years ended December 31, 2018, 2017 and 2016. In order to make the information comparable, as required by IFRS 8 “Information by business segments”, we have recast our segment financial information as of and for the years ended December 31, 2018, 2017 and 2016.

Moreover, as described in the 2018 Form 20-F, since 2018 the BBVA Group’s Mexico segment includes BBVA Bancomer’s branch in Houston (which was part of the United States segment in previous years). The financial information for 2017 and 2016 relating to such segments included in the Consolidated Financial Statements and in this report on Form 6-K has been prepared on the same basis to improve its comparability with financial information for 2018.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 3.	KEY INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

There are no changes derived from the recast described in the introductory explanatory note.

B.    Business Overview

Except as described below, there are no changes derived from the recast described in the introductory explanatory note.

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

The Group is committed to offering a compelling digital proposition and is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience. In 2018, the number of digital and mobile customers and the volume of digital sales continued to increase.

Operating Segments

Set forth below are the Group’s current six operating segments:

•            Spain;

•            The United States;

•            Mexico;

•            Turkey;

•            South America; and

•            Rest of Eurasia.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles. As of December 31, 2018, BBVA’s 20% stake in Divarian was included in this unit.

The breakdown of the Group’s total assets by operating segments as of December 31, 2018, 2017 and 2016 is as follows:

	As of December 31,
	2018	2017	2016
	(In Millions of Euros)
Spain	354,901	350,520	368,398
The United States	82,057	75,775	84,726
Mexico	97,432	90,214	94,229
Turkey	66,250	78,789	84,990
South America	54,373	75,320	77,989
Rest of Eurasia	18,834	17,265	19,586
Subtotal Assets by Operating Segment	673,848	687,884	729,918
Corporate Center and other adjustments	2,841	2,175	1,938
Total Assets BBVA Group	676,689	690,059	731,856

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the years ended December 31, 2018, 2017 and 2016:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2018	2017	2016	2018	2017	2016
	(In Millions of Euros)			(In Percentage)
Spain	1,400	877	305	24	16	7
The United States	736	486	442	13	9	10
Mexico	2,367	2,170	1,980	41	41	47
Turkey	567	823	596	10	15	14
South America	578	847	757	10	16	18
Rest of Eurasia	96	128	154	2	2	4
Subtotal operating segments	5,743	5,331	4,235	100	100	100
Corporate Center	(419)	(1,812)	(760)
Profit attributable to parent company	5,324	3,519	3,475

The following table sets forth information relating to the income of each operating segment, the Corporate Center and BBVA Group for the years ended December 31, 2018, 2017 and 2016:

	Operating Segments
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	BBVA Group
	(In Millions of Euros)
2018
Net interest income	3,698	2,276	5,568	3,135	3,009	175	(269)	17,591
Gross income	5,968	2,989	7,193	3,901	3,701	414	(420)	23,747
Net margin before provisions(1)	2,634	1,129	4,800	2,654	1,992	127	(1,291)	12,045
Operating profit/(loss) before tax(2)	1,840	920	3,269	1,444	1,288	148	(1,329)	7,580
Profit attributable to parent company	1,400	736	2,367	567	578	96	(419)	5,324
2017
Net interest income	3,810	2,119	5,476	3,331	3,200	180	(357)	17,758
Gross income	6,162	2,876	7,122	4,115	4,451	468	74	25,270
Net margin before provisions(1)	2,665	1,026	4,646	2,608	2,424	164	(764)	12,770
Operating profit/(loss) before tax	1,189	749	2,960	2,143	1,671	181	(1,962)	6,931
Profit attributable to parent company	877	486	2,170	823	847	128	(1,812)	3,519
2016
Net interest income	3,937	1,923	5,155	3,404	2,930	166	(456)	17,059
Gross income	6,410	2,673	6,799	4,257	4,054	491	(31)	24,653
Net margin before provisions(1)	2,699	840	4,371	2,515	2,141	153	(857)	11,862
Operating profit/(loss) before tax	519	589	2,678	1,902	1,533	207	(1,035)	6,392
Profit attributable to parent company	305	442	1,980	596	757	154	(760)	3,475

 (1) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(2) The information relating to our Corporate Center segment has been presented under management criteria pursuant to which “Operating profit/(loss) before tax” excludes the capital gain from the sale of our stake in BBVA Chile. For additional information on this adjustment, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment” in this report on Form 6-K.

The following tables set forth information relating to the balance sheet of the main operating segments as of December 31, 2018, 2017 and 2016:

	As of December 31, 2018
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	354,901	82,057	97,432	66,250	54,373	18,834
Cash, cash balances at central banks and other demand deposits	28,545	4,835	8,274	7,853	8,987	238
Financial assets designated at fair value (1)	107,320	10,481	26,022	5,506	5,634	504
Financial assets at amortized cost	195,467	63,539	57,709	50,315	36,649	17,799
Loans and advances to customers	170,438	60,808	51,101	41,478	34,469	16,598
Of which:
Residential mortgages	74,543	10,990	9,197	3,530	6,629	1,821
Consumer finance	11,749	9,187	12,145	9,145	9,431	420
Loans	9,665	8,467	7,347	5,265	7,374	410
Credit cards	2,083	720	4,798	3,880	2,058	10
Loans to enterprises	52,514	32,862	20,493	27,657	16,975	13,685
Loans to public sector	17,070	5,400	5,726	95	1,078	414
Total Liabilities	345,592	77,976	90,961	63,657	52,683	18,052
Financial liabilities held for trading and designated at fair value through profit or loss	71,033	234	18,028	1,852	1,357	42
Financial liabilities at amortized cost - Customer deposits	183,414	63,891	50,530	39,905	35,842	4,876
Of which:
Current and savings accounts	142,912	41,213	38,167	12,530	22,959	3,544
Time deposits	40,072	16,856	11,593	27,367	12,829	1,333
Total Equity	9,309	4,082	6,471	2,593	1,690	782
Assets Under Management	62,559	-	20,647	2,894	11,662	388
Mutual funds	39,250	-	17,733	669	3,741	-
Pension funds	23,274	-	-	2,225	7,921	388
Other placements	35	-	2,914	-	-	-

 (1) Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2017
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	350,520	75,775	90,214	78,789	75,320	17,265
Cash, cash balances at central banks and other demand deposits	13,636	7,138	8,833	4,036	9,039	877
Financial assets designated at fair value (1)	86,912	11,068	28,458	6,419	11,627	991
Financial assets at amortized cost	230,228	54,705	47,691	65,083	51,207	15,533
Loans and advances to customers	187,884	53,718	45,768	51,378	48,272	15,388
Of which:
Residential mortgages	77,449	13,298	8,081	5,147	11,681	2,112
Consumer finance	9,642	4,432	10,820	11,185	10,474	297
Loans	7,752	3,894	6,422	6,760	7.760	282
Credit cards	1,890	538	4,397	4,425	2,715	15
Loans to enterprises	50,878	30,261	20,977	34,371	23,567	11,801
Loans to public sector	18,562	4,999	5,262	148	1,114	511
Total Liabilities	338,612	72,653	86,700	70,348	70,569	16,330
Financial liabilities held for trading and designated at fair value through profit or loss	43,793	139	9,405	648	2,823	45
Financial liabilities at amortized cost - Customer deposits	180,840	60,806	49,964	44,691	45,705	6,700
Of which:
Current and savings accounts	126,801	44,039	34,855	14,240	25,871	4,279
Time deposits	48,014	16,762	10,237	30,300	20,099	2,416
Total Equity	11,909	3,123	3,515	8,441	4,751	935
Assets Under Management	62,018	-	19,472	3,902	12,197	376
Mutual funds	37,996	-	16,430	1,265	5,248	-
Pension funds	24,023	-	-	2,637	6,949	376
Other placements	-	-	3,041	-	-	-

(1) Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2016
	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia
	(In Millions of Euros)
Total Assets	368,398	84,726	94,229	84,990	77,989	19,586
Loans and advances to customers	187,082	60,365	47,268	55,612	48,718	15,325
Of which:
Residential mortgages	81,636	15,063	8,410	5,801	11,441	2,432
Consumer finance	7,141	5,119	11,286	15,819	10,527	231
Loans	5,375	4,547	6,630	10,734	7,781	217
Credit cards	1,766	572	4,656	5,085	2,745	15
Loans to enterprises	50,580	35,727	22,617	33,992	25,948	12,604
Loans to public sector	20,606	4,457	3,862	-	685	57
Total Liabilities	354,890	80,703	90,007	75,921	73,496	18,208
Financial liabilities at amortized cost - Customer deposits	186,251	65,241	51,090	47,244	47,927	9,396
Of which:
Current and savings accounts	103,610	49,466	34,506	12,013	25,578	4,549
Time deposits	71,199	15,766	8,003	35,231	22,349	4,774
Total Equity	13,508	4,024	4,222	9,068	4,493	1,378
Assets Under Management	56,096	-	19,111	3,753	11,902	366
Mutual funds	32,648	-	16,331	1,192	4,859	-
Pension funds	23,448	-	-	2,561	7,043	366
Other placements	-	-	2,780	-	-	-

Spain

The Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The main business units included in this operating segment are:

•            Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•            Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments;

•            Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•            Other units: which includes the insurance business unit in Spain (BBVA Seguros) and the Asset Management unit, which manages Spanish mutual funds and pension funds, and includes lending to real estate developers and foreclosed real estate assets (including assets from the previous Non-Core Real Estate operating segment), as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2018 amounted to €107,320 million, a 23.5% increase from the €86,912 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Loans and receivables” (and shown as “Financial assets at amortized cost” as of December 31, 2017 in this report on Form 6-K (see “Presentation of Financial Information—Application of IFRS 9” in the 2018 Form 20-F))  to “Financial assets held for trading”. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €195,467 million, a 15.1% decrease compared with the €230,228 million recorded as of December 31, 2017. Within this heading, loans and advances to customers amounted to €170,438 million as of December 31, 2018, a 9.3% decrease from the €187,884 million recorded as of December 31, 2017, mainly as a result of the decrease in the mortgage portfolio, and to a lesser extent, the decrease in other commercial and public sector portfolios. These decreases were partially offset by the increase in consumer loans, credit card balances and loans to small enterprises and self-employed individuals.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2018 amounted to €71,033 million, an 62.2% increase compared with the €43,793 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain deposits previously accounted at amortized cost to the held for trading portfolio (see Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments).

Customer deposits at amortized cost of this operating segment as of December 31, 2018 amounted to €183,414 million, a 1.4% increase compared with the €180,840 million recorded as of December 31, 2017, mainly a result of the increase in demand deposits, partially offset by the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain deposits previously accounted at amortized cost to the held for trading portfolio (see Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments) and the decrease in time deposits.

Mutual funds of this operating segment as of December 31, 2018 amounted to €39,250 million, a 3.3% increase from the €37,996 million recorded as of December 31, 2017, mainly due to new net contributions.

Pension funds of this operating segment as of December 31, 2018 amounted to €23,274 million, a 3.1% decrease compared with the €24,023 million recorded as of December 31, 2017, mainly due to the unfavorable evolution of the markets.

This operating segment’s non-performing loan ratio decreased to 5.1% as of December 31, 2018, from 5.5% as of December 31, 2017, mainly due to a decrease in the balance of non-performing loans in the period. This operating segment’s non-performing loan coverage ratio increased to 57% as of December 31, 2018, from 50% as of December 31, 2017.

The United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for 91.9% of this operating segment’s balance sheet as of December 31, 2018. Given the importance of BBVA Compass in this segment, most of the comments below refer to BBVA Compass. This operating segment also includes the assets and liabilities of the BBVA branch in New York, which specializes in transactions with large corporations.

The U.S. dollar appreciated 4.7% against the euro as of December 31, 2018 compared with December 31, 2017, positively affecting the business activity of the United States operating segment as of December 31, 2018 expressed in euros.

Financial assets designated at fair value of this operating segment as of December 31, 2018 amounted to €10,481 million, a 5.3% decrease from the €11,068 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this report on Form 6-K (see “Presentation of Financial Information—Application of IFRS 9” in the 2018 Form 20-F))  to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €63,539 million, a 16.1% increase compared with the €54,705 million recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €60,808 million, a 13.2% increase compared with the €53,718 million recorded as of December 31, 2017, mainly due to the appreciation of the U.S. dollar against the euro and to the increase in the other commercial portfolio (which was the most significant part of the total portfolio in 2018), and to a lesser extent, to increases in the consumer and corporate portfolios, partially offset by the weaker performance of mortgage loans and loans to real estate developers (which were adversely affected by the increase in interest rates).

Customer deposits of this operating segment as of December 31, 2018 amounted to €63,891 million, a 5.1% increase compared with the €60,806 million recorded as of December 31, 2017, mainly due to the appreciation of the U.S. dollar against the euro and the increase in demand deposits, in a context of increased competition for deposits during the year.

The non-performing loan ratio of this operating segment as of December 31, 2018 was 1.3%, compared with 1.2% as of December 31, 2017. This operating segment’s non-performing loan coverage ratio decreased to 85% as of December 31, 2018, from 104% as of December 31, 2017, mainly due to the increase in non-performing loans and the release in 2018 of provisions associated with retail portfolios affected by hurricanes in 2017.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by BBVA Bancomer. Since 2018, it also includes BBVA Bancomer’s branch in Houston (which was part of our United States segment in previous years).

The Mexican peso appreciated 5.2% against the euro as of December 31, 2018 compared with December 31, 2017, positively affecting the business activity of the Mexico operating segment as of December 31, 2018 expressed in euros.

Financial assets designated at fair value of this operating segment as of December 31, 2018 amounted to €26,022 million, an 8.6% decrease from the €28,458 million recorded as of December 31, 2017, attributable in part to the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this report on Form 6-K (see “Presentation of Financial Information—Application of IFRS 9” in the 2018 Form 20-F)) to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €57,709 million, a 21.0% increase compared with the €47,691 million recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €51,101 million, a 11.7% increase compared with the €45,768 million recorded as of December 31, 2017, primarily due to the appreciation of the Mexican peso against the euro and to the increase in loans to enterprises, and to a lesser extent, the increase in the consumer portfolios and residential mortgages.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2018 amounted to €18,028 million, a 91.7% increase compared with the €9,405 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain deposits at amortized cost to the held for trading portfolio.

Customer deposits of this operating segment as of December 31, 2018 amounted to €50,530 million, a 1.1% increase compared with the €49,964 million recorded as of December 31, 2017, primarily due to the appreciation of the Mexican peso against the euro.

Mutual funds of this operating segment as of December 31, 2018 amounted to €17,733 million, a 7.9% increase compared with the €16,430 million recorded as of December 31, 2017, primarily due to the appreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio was 2.1% as of December 31, 2018 and 2.3% as of December 31, 2017. This operating segment’s non-performing loan coverage ratio increased to 154% as of December 31, 2018, from 123% as of December 31, 2017 due to an increase of 26.6% in the provisions mainly as a result of the first implementation of IFRS 9.

Turkey

This operating segment comprises the banking and insurance businesses conducted by Garanti and its consolidated subsidiaries.

The Turkish lira depreciated 25.0% against the euro as of December 31, 2018 compared to December 31, 2017, negatively affecting the business activity of the Turkey operating segment as of December 31, 2018 expressed in euros.

Financial assets designated at fair value of this operating segment as of December 31, 2018 amounted to €5,506 million, a 14.2% decrease from the €6,419 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €50,315, a 22.7% decrease compared with the €65,083 recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €41,478 million, a 19.3% decrease compared with the €51,378 million recorded as of December 31, 2017 principally due to the depreciation of the Turkish lira and, to a lesser extent, the decrease in mortgage loans and loans to enterprises denominated in Turkish lira, offset in part by an increase in credit card lending and car loans.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2018 amounted to €1,852 million, a 185.9% increase compared with the €648 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018 (see Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments), which resulted in the reclassification of certain deposits at amortized cost to the held for trading portfolio, which more than offset the impact of the depreciation of the Turkish lira.

Customer deposits of this operating segment as of December 31, 2018 amounted to €39,905 million, a 10.7% decrease compared with the €44,691 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira, the increased relative weight of deposits held in Turkish lira and the decrease in deposits held in U.S. dollars, partially offset by the increase in deposits held in Turkish lira. The increase in deposits held in Turkish lira and the decrease in deposits held in U.S. dollars was mainly attributable to the higher interest rates paid on deposits held in Turkish lira.

Mutual funds in this operating segment as of December 31, 2018 amounted to €669 million, a 47.1% decrease compared with the €1,265 million as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira against the euro and the market evolution.

Pension funds in this operating segment as of December 31, 2018 amounted to €2,225 million, a 15.6% decrease compared with the €2,637 million recorded as of December 31, 2017, mainly as a result of the depreciation of the Turkish lira against the euro.

The non-performing loan ratio of this operating segment as of December 31, 2018 was 5.3% compared with 3.9% as of December 31, 2017 mainly as a result of increased impairments of wholesale loans affected by the deteriorating macroeconomic scenario. This operating segment’s non-performing loan coverage ratio decreased to 81% as of December 31, 2018, from 85% as of December 31, 2017, mainly due to the 12.7% increase in the balance of non-performing loans as of December 31, 2018 in comparison with the balance recorded as of December 31, 2017.

South America

The South America operating segment includes the Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•          Retail and Corporate Banking: includes banks in Argentina, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•          Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.

In November 2017, BBVA reached an agreement for the sale of BBVA’s 68.2% direct and indirect stake in BBVA Chile. The sale was completed on July 6, 2018. For additional information, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018—Sale of BBVA’s stake in BBVA Chile” in the 2018 Form 20-F. The Group keeps an automobile financing business in Chile, mainly carried out by Forum Servicios Financieros, S.A. BBVA has decided to initiate a strategic review of alternatives for its automobile financing business in this country.

As of December 31, 2018, the currencies of certain of the countries in which BBVA operates in South America (mainly the Argentine peso, which depreciated significantly, and the Colombian peso) depreciated against the euro compared to December 31, 2017, negatively affecting the business activity of the South America operating segment expressed in euros.

Financial assets designated at fair value for this operating segment as of December 31, 2018 amounted to €5,634 million, a 51.5% decrease compared with the €11,627 million recorded as of December 31, 2017, mainly attributable to the depreciation of certain local currencies, the sale of BBVA Chile and the initial implementation of IFRS 9 as of January 1, 2018. The initial implementation of IFRS 9 resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this report on Form 6-K (see “Presentation of Financial Information—Application of IFRS 9” in the 2018 Form 20-F)) to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €36,649 million, a 28.4% decrease compared with the €51,207 recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €34,469 million, a 28.6% decrease compared with the €48,272 million recorded as of December 31, 2017, mainly as a result of the sale of BBVA Chile and, to a lesser extent, the impact of the depreciation of certain currencies in the region, in particular the Argentine peso. By country, financial assets at amortized cost increased in Argentina (excluding the impact of currency depreciation), Colombia and Peru. At constant exchange rates, there were increases in residential mortgages, consumer finance and loans to enterprises.

Customer deposits of this operating segment as of December 31, 2018 amounted to €35,842 million, a 21.6% decrease compared with the €45,705 million recorded as of December 31, 2017 mainly as a result of the sale of BBVA Chile and, to a lesser extent, the impact of the depreciation of certain currencies in the region, in particular the Argentine peso. By country, customer deposits increased in Argentina (excluding the impact of currency depreciation), Colombia and Peru.

Mutual funds in this operating segment as of December 31, 2018 amounted to €3,741 million, a 28.7% decrease compared with the €5,248 million as of December 31, 2017, mainly due to the sale of BBVA Chile, and, to a lesser extent, the depreciation of certain currencies in the region, in particular the Argentine peso.

Pension funds in this operating segment as of December 31, 2018 amounted to €7,921 million, a 14.0% increase compared with the €6,949 million recorded as of December 31, 2017, mainly as a result of an increase in pension funds in Bolivia.

The non-performing loan ratio of this operating segment as of December 31, 2018 increased to 4.3% compared with 3.4% as of December 31, 2017, primarily due to the sale of BBVA Chile, which had better risk indicators than the other the countries where the Group operates in the region. This operating segment’s non-performing loan coverage ratio increased to 97% as of December 31, 2018, from 89% as of December 31, 2017, mainly due to the 7.3% decrease in the balance of non-performing loans as of December 31, 2018 compared to the balance recorded as of December 31, 2017.

Rest of Eurasia

This operating segment includes the retail and wholesale banking businesses carried out by the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

Financial assets designated at fair value for this operating segment as of December 31, 2018 amounted to €504 million, a 49.1% decrease compared with the €991 million recorded as of December 31, 2017, mainly as a result of the initial implementation of IFRS 9 as of January 1, 2018, which resulted in the reclassification of certain financial assets previously accounted for as “Available for sale financial assets” (and shown as “Financial assets at fair value through other comprehensive income” as of December 31, 2017 in this report on Form 6-K (see “Presentation of Financial Information—Application of IFRS 9” in the 2018 Form 20-F)) to “Financial assets at amortized cost” as of December 31, 2018. See Note 2.4 to our Consolidated Financial Statements for further information regarding the classification and measurement of financial instruments.

Financial assets at amortized cost of this operating segment as of December 31, 2018 amounted to €17,799 million, a 14.6% increase compared with the €15,533 recorded as of December 31, 2017. Within this heading, loans and advances to customers of this operating segment as of December 31, 2018 amounted to €16,598 million, a 7.9% increase compared with the €15,388 million recorded as of December 31, 2017, mainly as a result of an increase in enterprise loans.

Customer deposits of this operating segment as of December 31, 2018 amounted to €4,876 million, a 27.2% decrease compared with the €6,700 million recorded as of December 31, 2017, mainly as a result of the decrease in time deposits, as the low interest rate environment has caused certain larger clients not to renew their deposit contracts.

Pension funds in this operating segment as of December 31, 2018 amounted to €388 million, a 3.2% increase compared with the €376 million recorded as of December 31, 2017.

The non-performing loan ratio of this operating segment as of December 31, 2018 was 1.7% compared with 2.4% as of December 31, 2017. This operating segment’s non-performing loan coverage ratio increased to 83% as of December 31, 2018, from 74% as of December 31, 2017, mainly due to the decrease in the balance of non-performing loans as of December 31, 2018, compared to the balance recorded as of December 31, 2017.

Insurance Activity

See Note 23 to our Consolidated Financial Statements for information on our insurance activity.

C.   Organizational Structure

There are no changes derived from the recast described in the introductory explanatory note.

D.   Property, Plants and Equipment

There are no changes derived from the recast described in the introductory explanatory note.

E.    Selected Statistical Information

There are no changes derived from the recast described in the introductory explanatory note.

F.   Competition

There are no changes derived from the recast described in the introductory explanatory note.

G.   Cybersecurity and Fraud Management

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

Except as described below, there are no changes derived from the recast described in the introductory explanatory note.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with the management operating segment reporting criteria for 2018, which is set forth in the immediately succeeding paragraph.

On July 6, 2018, we completed the sale of our 68.19% stake in BBVA Chile, whose results were consolidated in our South America operating segment for the period from January 1 until its sale. For additional information on this sale, see “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” in the 2018 Form 20-F. This transaction resulted in a capital gain, net of taxes, of €633 million, which was recorded in our Corporate Center segment. In this section, information relating to our Corporate Center segment for 2018 has been presented under management criteria pursuant to which the capital gain resulting from the sale of our stake in BBVA Chile has been recorded under “Profit from corporate operations, net”. However, for purposes of the Group financial statements, the capital gain from such sale has been recorded under the heading “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

	For the year ended December 31, 2018
	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Total	Adjustments (1)	Group Income
	(In Millions of Euros)
Net interest income	3,698	2,276	5,568	3,135	3,009	175	(269)	17,591	-	17,591
Net fees and commissions	1,682	596	1,205	686	631	138	(59)	4,879	-	4,879
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	529	109	223	11	405	101	(155)	1,223		1,223
Other operating income and expense, net (3)	59	9	197	70	(344)	-	63	54		54
Gross income	5,968	2,989	7,193	3,901	3,701	414	(420)	23,747	-	23,747
Administration costs	(3,027)	(1,683)	(2,139)	(1,109)	(1,584)	(281)	(672)	(10,494)	-	(10,494)
Depreciation and amortization	(308)	(178)	(253)	(138)	(125)	(6)	(200)	(1,208)	-	(1,208)
Net margin before provisions (4)	2,634	1,129	4,800	2,654	1,992	127	(1,291)	12,045	-	12,045
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(383)	(225)	(1,555)	(1,202)	(638)	24	(2)	(3,981)	-	(3,981)
Provisions or reversal of provisions and other results	(410)	16	24	(8)	(65)	(3)	(36)	(483)	866	382
Operating profit/ (loss) before tax	1,840	920	3,269	1,444	1,288	148	(1,329)	7,580	866	8,446
Tax expense or income related to profit or loss from continuing operations	(437)	(185)	(901)	(293)	(469)	(52)	274	(2,062)	(233)	(2,295)
Profit from continuing operations excluding corporate operations	1,403	736	2,368	1,151	819	96	(1,055)	5,518	633	6,151
Profit from corporate operations, net	-	-	-	-	-	-	633	633	(633)	-
Profit	1,403	736	2,368	1,151	819	96	(422)	6,151	-	6,151
Profit attributable to non-controlling interests	(3)	-	-	(585)	(241)	-	3	(827)	-	(827)
Profit attributable to parent company	1,400	736	2,367	567	578	96	(419)	5,324	-	5,324

 (1)        Adjustments in 2018 relate to the treatment of the capital gain derived from the sale of our 68.19% stake in BBVA Chile. In particular, information relating to our Corporate Center segment for 2018 has been presented under management criteria pursuant to which such capital gain has been recorded under “Profit from corporate operations, net”. However, for purposes of the Group Income, the capital gain from the sale of our stake in BBVA Chile has been recorded under the heading “Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (which is included in “Provisions or reversal of provisions and other results” in the table above).

(2)        Includes the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)        Includes the following income statement line items contained in the Consolidated Financial Statements: “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(4)        “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2017
	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group Income
	(In Millions of Euros)
Net interest income	3,810	2,119	5,476	3,331	3,200	180	(357)	17,758
Net fees and commissions	1,563	644	1,219	703	713	164	(86)	4,921
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	555	111	249	14	480	123	436	1,968
Other operating income and expense, net (2)	234	2	177	67	59	1	82	622
Gross income	6,162	2,876	7,122	4,115	4,451	468	74	25,270
Administration costs	(3,145)	(1,664)	(2,220)	(1,329)	(1,906)	(293)	(556)	(11,112)
Depreciation and amortization	(352)	(187)	(256)	(178)	(121)	(11)	(282)	(1,387)
Net margin before provisions(3)	2,665	1,026	4,646	2,608	2,424	164	(764)	12,770
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(705)	(241)	(1,651)	(453)	(650)	23	(1,125)	(4,803)
Provisions or reversal of provisions and other results	(771)	(36)	(35)	(12)	(103)	(6)	(73)	(1,036)
Operating profit/ (loss) before tax	1,189	749	2,960	2,143	1,671	181	(1,962)	6,931
Tax expense or income related to profit or loss from continuing operations	(309)	(263)	(789)	(425)	(480)	(53)	151	(2,169)
Profit from continuing operations	879	486	2,170	1,718	1,192	128	(1,811)	4,762
Profit from discontinued operations /Profit from corporate operations, net	-	-	-	-	-	-	-	-
Profit	879	486	2,170	1,718	1,192	128	(1,811)	4,762
Profit attributable to non-controlling interests	(2)	-	-	(895)	(345)	0	(1)	(1,243)
Profit attributable to parent company	877	486	2,170	823	847	128	(1,812)	3,519

(1) Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2) Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2016
	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center	Group Income
	(In Millions of Euros)
Net interest income	3,937	1,923	5,155	3,404	2,930	166	(456)	17,059
Net fees and commissions	1,482	635	1,152	731	634	194	(110)	4,718
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	783	141	222	77	464	87	358	2,132
Other operating income and expense, net (2)	208	(27)	270	46	25	45	177	744
Gross income	6,410	2,673	6,799	4,257	4,054	491	(31)	24,653
Administration costs	(3,342)	(1,643)	(2,181)	(1,528)	(1,812)	(326)	(533)	(11,366)
Depreciation and amortization	(369)	(190)	(247)	(214)	(100)	(12)	(293)	(1,426)
Net margin before provisions(3)	2,699	840	4,371	2,515	2,141	153	(857)	11,862
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(901)	(221)	(1,626)	(520)	(526)	30	(37)	(3,801)
Provisions or reversal of provisions and other results	(1,279)	(30)	(67)	(93)	(82)	23	(141)	(1,669)
Operating profit/ (loss) before tax	519	589	2,678	1,902	1,533	207	(1,035)	6,392
Tax expense or income related to profit or loss from continuing operations	(211)	(146)	(697)	(389)	(481)	(53)	279	(1,699)
Profit from continuing operations	308	442	1,981	1,512	1,052	154	(757)	4,693
Profit from discontinued operations /Profit from corporate operations, net	-	-	-	-	-	-	-	-
Profit	308	442	1,981	1,512	1,052	154	(757)	4,693
Profit attributable to non-controlling interests	(3)	-	(1)	(917)	(294)	-	(3)	(1,218)
Profit attributable to parent company	305	442	1,980	596	757	154	(760)	3,475

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method” and “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of operations by operating segment for 2018 Compared with 2017

SPAIN

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,698	3,810	(2.9)
Net fees and commissions	1,682	1,563	7.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	529	555	(4.7)
Other operating income and expense, net	(425)	(204)	108.5
Income and expense on insurance and reinsurance contracts	485	438	10.7
Gross income	5,968	6,162	(3.2)
Administration costs	(3,027)	(3,145)	(3.8)
Depreciation and amortization	(308)	(352)	(12.6)
Net margin before provisions (2)	2,634	2,665	(1.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(383)	(705)	(45.6)
Provisions or reversal of provisions and other results	(410)	(771)	(46.8)
Operating profit/(loss) before tax	1,840	1,189	54.8
Tax expense or income related to profit or loss from continuing operations	(437)	(309)	41.2
Profit from continuing operations	1,403	879	59.6
Profit from corporate operations, net	-	-	-
Profit	1,403	879	59.6
Profit attributable to non-controlling interests	(3)	(2)	65.5
Profit attributable to parent company	1,400	877	59.6

 (1) Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2) Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,698 million, a 2.9% decrease compared with the €3,810 million recorded for the year ended December 31, 2017, mainly as a result of the decrease in the average volume of interest-earning assets and the increase in the costs of wholesale funding due to the fact that targeted longer-term refinancing operations (TLTRO) were partially replaced by other types of funding which bear higher interest rates. The net interest margin over total average assets of this operating segment amounted to 1.06% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €1,682 million, a 7.6% increase compared with the €1,563 million recorded for the year ended December 31, 2017, mainly as a result of the significant contribution from asset management fees and banking commissions, particularly those associated with account maintenance.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 was a net gain of €529 million, a 4.7% decrease compared with the €555 million net gain recorded for the year ended December 31, 2017, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2018 amounted to €425 million, compared with the €204 million net operating expense recorded for the year ended December 31, 2017, mainly as a result of the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund as compared with 2017.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €485 million, a 10.7% increase compared with the €438 million recorded for the year ended December 31, 2017, mainly as a result of a lower claims ratio and new contract origination.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €3,027 million, a 3.8% decrease compared with the €3,145 million recorded for the year ended December 31, 2017, mainly as a result of a decline in both personnel expense and other administrative expense driven by the evolution of efficiency plans (which generated savings of €19 million on communications, rent and legal expense).

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 amounted to a €383 million expense, a 45.6% decrease compared with the €705 million expense recorded for the year ended December 31, 2017, mainly as a result of lower gross additions to non-performing loans and loan-loss provisions for large customers and decreased impaired assets due to the reduction of the size of the real-estate portfolio.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 were a €410 million expense, a 46.8% decrease compared with the €771 million expense recorded for the year ended December 31, 2017, mainly as a result of lower provisions due to the Cerberus Transaction, including the transfer of certain employees to Divarian and the decrease in provisions related to early retirements and contributions to pension funds.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,840 million, a 54.8% increase compared with the €1,189 million recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was an expense of €437 million, a 41.2% increase compared with the €309 million expense recorded for the year ended December 31, 2017 mainly as a result of the higher operating profit before tax. Tax expense amounted to 23.7% of operating profit before tax for the year ended December 31, 2018 and 26.0% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €1,400 million, a 59.6% increase compared with the €877 million recorded for the year ended December 31, 2017.

UNITED STATES

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	2,276	2,119	7.4
Net fees and commissions	596	644	(7.5)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	109	111	(1.9)
Other operating income and expense, net	9	2	n.m.(2)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	2,989	2,876	3.9
Administration costs	(1,683)	(1,664)	1.2
Depreciation and amortization	(178)	(187)	(4.6)
Net margin before provisions (3)	1,129	1,026	10.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(225)	(241)	(6.8)
Provisions or reversal of provisions and other results	16	(36)	n.m.(2)
Operating profit/(loss) before tax	920	749	22.8
Tax expense or income related to profit or loss from continuing operations	(185)	(263)	(29.8)
Profit from continuing operations	736	486	51.2
Profit from corporate operations, net	-	-	-
Profit	736	486	51.2
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	736	486	51.2

 (1)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the year ended December 31, 2018 the U.S. dollar depreciated 4.3% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2017 and in the results of operations of the United States operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €2,276 million, a 7.4% increase compared with the €2,119 million recorded for the year ended December 31, 2017, due mainly to higher interest rates (as a result of the Federal Reserve Board benchmark interest rate increases) and to measures adopted by BBVA Compass to improve loan yields and contain the increase in the cost of deposits (including an improved deposit mix and wholesale funding), partially offset by the depreciation of the U.S. dollar against the euro and the higher levels of interest on deposits and interest on FHLB and other borrowings. The net interest margin over total average assets of this operating segment amounted to 2.96% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €596 million, a 7.5% decrease compared with the €644 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the U.S. dollar against the euro and the decrease in investment banking and advisory fees.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains (losses) on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 was a net gain of €109 million, a 1.9% decrease compared with the €111 million gain recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the U.S. dollar against the euro, which was partially offset by trading gains from bonds and foreign exchange transactions.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2018 was €9 million, compared with the €2 million net expense recorded for the year ended December 31, 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,683 million, a 1.2% increase compared with the €1,664 million recorded for the year ended December 31, 2017, mainly due to an increase in technology and systems expense and advertising expense, partially offset by the depreciation of the U.S. dollar against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €225 million expense, a 6.8% decrease compared with the €241 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower allowances for loan losses in those portfolios affected by the 2017 hurricanes and, to a lesser extent, the depreciation of the U.S. dollar against the euro.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €920 million, a 22.8% increase compared with the €749 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €185 million, a 29.8% decrease compared with the €263 million expense recorded for the year ended December 31, 2017. Tax expense amounted to 20.1% of operating profit before tax for the year ended December 31, 2018, compared with 35.1% for the year ended December 31, 2017, due to the reduction in the effective tax rate following the tax reform approved in 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €736 million, a 51.2% increase compared with the €486 million recorded for the year ended December 31, 2017.

MEXICO

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	5,568	5,476	1.7
Net fees and commissions	1,205	1,219	(1.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	223	249	(10.4)
Other operating income and expense, net	(236)	(239)	(1.2)
Income and expense on insurance and reinsurance contracts	433	416	4.1
Gross income	7,193	7,122	1.0
Administration costs	(2,139)	(2,220)	(3.6)
Depreciation and amortization	(253)	(256)	(1.3)
Net margin before provisions (2)	4,800	4,646	3.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,555)	(1,651)	(5.8)
Provisions or reversal of provisions and other results	24	(35)	n.m(3)
Operating profit/(loss) before tax	3,269	2,960	10.5
Tax expense or income related to profit or loss from continuing operations	(901)	(789)	14.2
Profit from continuing operations	2,368	2,170	9.1
Profit from corporate operations, net	-	-	-
Profit	2,368	2,170	9.1
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	2,367	2,170	9.1

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

In the year ended December 31, 2018, the Mexican peso depreciated 6.1% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2018 and in the results of operations of the Mexico operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €5,568 million, a 1.7% increase compared with the €5,476 million recorded for the year ended December 31, 2017, and an 8.2% increase excluding the negative exchange rate effect, which was mainly as a result of an increase in the average volume of loans and advances to customers. The net interest margin over total average assets of this operating segment amounted to 5.81% for 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €1,205 million, a 1.2% decrease compared with the €1,219 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 5.1% increase mainly as a result of increased activity in mutual funds, as well as a higher volume of transactions with on-line banking and credit card customers.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €223 million, a 10.4% decrease compared with the €249 million gain recorded for the year ended December 31, 2017, mainly as a result of the weaker performance of the Global Markets unit during 2018.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2018 was a net expense of €236 million, a 1.2% decrease compared with the €239 million net expense recorded for the year ended December 31, 2017.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €433 million, a 4.1% increase compared with the €416 million net income recorded for the year ended December 31, 2017, mainly as a result of the income derived from collective insurance policies.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 were €2,139 million, a 3.6% decrease compared with the €2,220 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Mexican peso against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €1,555 million expense, a 5.8% decrease compared with the €1,651 million expense recorded for the year ended December 31, 2017. At a constant exchange rate, there was a 0.2% increase in impairment losses on financial assets.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €3,269 million, a 10.5% increase compared with the €2,960 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €901 million, a 14.2% increase compared with the €789 million expense recorded for the year ended December 31, 2017, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 27.6% of operating profit before tax for the year ended December 31, 2018, and 26.7% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €2,367 million, a 9.1% increase compared with the €2,170 million recorded for the year ended December 31, 2017.

TURKEY

From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and, on March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti, increasing our total holding of Garanti’s share capital to 49.85%. See “Item 4. Information on the Company—History and Development of the Company—Capital expenditures—2017” in the 2018 Form 20-F.

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,135	3,331	(5.9)
Net fees and commissions	686	703	(2.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	11	14	(24.2)
Other operating income and expense, net	23	5	n.m.(2)
Income and expense on insurance and reinsurance contracts	46	62	(25.9)
Gross income	3,901	4,115	(5.2)
Administration costs	(1,109)	(1,329)	(16.6)
Depreciation and amortization	(138)	(178)	(22.4)
Net margin before provisions (3)	2,654	2,608	1.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,202)	(453)	n.m.(2)
Provisions or reversal of provisions and other results	(8)	(12)	(33.7)
Operating profit/(loss) before tax	1,444	2,143	(32.6)
Tax expense or income related to profit or loss from continuing operations	(293)	(425)	(31.1)
Profit from continuing operations	1,151	1,718	(33.0)
Profit from corporate operations, net	-	-
Profit	1,151	1,718	(33.0)
Profit attributable to non-controlling interests	(585)	(895)	(34.6)
Profit attributable to parent company	567	823	(31.1)

 (1)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The Turkish lira depreciated 27.8% against the euro in average terms the year ended December 31, 2018, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2018 and in the results of operations of the Turkey operating segment for such period expressed in euros.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,135 million, a 5.9% decrease compared with the €3,331 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 30.3% increase in net interest income, mainly as a result of higher income from inflation-linked bonds. The net interest margin over total average assets of this operating segment amounted to 4.35% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €686 million, a 2.4% decrease compared with the €703 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira which more than offset the overall growth in net fees and commissions, on a constant exchange rate basis, mainly related to payment systems, advances, money transfers and other commissions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €11 million, a 24.2% decrease compared with the €14 million gain recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira against the euro, which offset the positive performance of global markets, asset and liabilities management and derivatives.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2018 was €23 million, compared with the €5 million of net expense recorded for the year ended December 31, 2017, mainly as a result of the lower contribution to the Deposit Guarantee Fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €46 million, a 25.9% decrease compared with the €62 million income recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,109 million, a 16.6% decrease compared with the €1,329 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the Turkish lira, partially offset by the impact of inflation in 2018.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €1,202 million expense, compared with the €453 million expense recorded for the year ended December 31, 2017, mainly as a result of the deterioration of the wholesale-customer portfolio and the adverse macroeconomic scenario.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,444 million, a 32.6% decrease compared with the €2,143 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €293 million, a 31.1% decrease compared with the €425 million expense recorded for the year ended December 31, 2017. Consequently, the effective tax rate amounted to 20.3% of operating profit before tax for the year ended December 31, 2018, and 19.8% for the year ended December 31, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2018 amounted to €585 million, a 34.6% decrease compared with the €895 million recorded for the or the year ended December 31, 2017 mainly as a result of the depreciation of the Turkish lira against the euro and our acquisition of an additional 9.95% stake in Garanti on March 22, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €567 million, a 31.1% decrease compared with the €823 million recorded for the year ended December 31, 2017 mainly as a result of the depreciation of the Turkish lira against the euro, offset in part by our acquisition of an additional 9.95% stake in Garanti on March 22, 2017.

SOUTH AMERICA

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	3,009	3,200	(6.0)
Net fees and commissions	631	713	(11.4)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	405	480	(15.7)
Other operating income and expense, net	(454)	(113)	n.m.(2)
Income and expense on insurance and reinsurance contracts	110	172	(36.0)
Gross income	3,701	4,451	(16.9)
Administration costs	(1,584)	(1,906)	(16.9)
Depreciation and amortization	(125)	(121)	3.2
Net margin before provisions (3)	1,992	2,424	(17.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(638)	(650)	(1.9)
Provisions or reversal of provisions and other results	(65)	(103)	(36.3)
Operating profit/(loss) before tax	1,288	1,671	(22.9)
Tax expense or income related to profit or loss from continuing operations	(469)	(480)	(2.3)
Profit from continuing operations	819	1,192	(31.2)
Profit from corporate operations, net	-	-	-
Profit	819	1,192	(31.2)
Profit attributable to non-controlling interests	(241)	(345)	(29.9)
Profit attributable to parent company	578	847	(31.8)

 (1)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the year ended December 31, 2018, the Argentine peso depreciated 56.7% against the euro in average terms, compared with the year ended December 31, 2017. In addition, the Chilean peso, Colombian peso and Peruvian new sol also depreciated in average terms against the euro compared with the year ended December 31, 2017, by 3.2%, 4.3% and 5.1%, respectively. As a result, changes in exchange rates resulted in a negative impact on the results of operations of the South America operating segment for the year ended December 31, 2018  expressed in euros.

At the year-end 2018, the Argentinian economy was considered to be hyperinflationary as defined by IAS 29 (see Note 2.2.20 to our Consolidated Financial Statements). The negative impact of accounting for hyperinflation in Argentina in the net attributable profit of this operating segment was €266 million.

In addition, on July 6, 2018 we completed the sale of our 68.19% stake in BBVA Chile. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2018” in the 2018 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €3,009 million, a 6.0% decrease compared with the €3,200 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At constant exchange rates, there was a 12.8% increase mainly as a result of the growth in the average volume of and in the yield on interest-earning assets, which more than offset the impact of the sale of BBVA Chile. The net interest margin over total average assets of this operating segment amounted to 4.65% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €631 million, a 11.4% decrease compared with the €713 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At a constant exchange rate, there was a 10.9% increase mainly as a result of an increase in credit and debit card commissions, which more than offset the impact of the sale of BBVA Chile.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €405 million, a 15.7% decrease compared with the €480 million gain recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At a constant exchange rate, there was a 5.2% increase mainly as a result of foreign-currency operations.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2018 was €454 million, compared with the €113 million expense recorded for the year ended December 31, 2017, mainly as a result of the recording of the adjustment for hyperinflation in Argentina.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2018 was €110 million, a 36.0% decrease compared with the €172 million net income recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro. At constant exchange rates, there was a 5.4% decrease mainly as a result of the sale of the insurance business in Chile.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €1,584 million, a 16.9% decrease compared with the €1,906 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of the currencies of the region against the euro and the sale of BBVA Chile partially offset by the impact of the high inflation registered in some countries of the region.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2018 was €125 million, a 3.2% increase compared with the €121 million recorded for the year ended December 31, 2017 mainly as a result of higher expense related to software in Peru.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 was a €638 million expense, a 1.9% decrease compared with the €650 million expense recorded for the year ended December 31, 2017, mainly as a result of the depreciation of currencies in the region against the euro, which more than offset the increase in impaired assets  due to the increase in the size of the loan portfolio and the deterioration in credit quality.

Provisions or reversal of provisions  and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 were a €65 million expense, a 36.3% decrease compared with the €103 million expense recorded for the year ended December 31, 2017, mainly as a result of the depreciation of currencies in the region against the euro.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €1,288 million, a 22.9% decrease compared with the €1,671 million of operating profit recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €469 million, a 2.3% decrease compared with the €480 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower operating profit before tax. Consequently, the effective tax rate amounted to 36.4% of operating profit before tax for the year ended December 31, 2018, and 28.7% for the year ended December 31, 2017.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2018 amounted to €241 million, a 29.9% decrease compared with the €345 million recorded for the year ended December 31, 2017, mainly as a result of the depreciation of currencies in the region against the euro and the sale of BBVA Chile (which had minority interests), offset in part by the impact of accounting for hyperinflation in Argentina.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €578 million, a 31.8% decrease compared with the €847 million recorded for the year ended December 31, 2017 affected by the accounting of hyperinflation in Argentina (which detracted €266 million from profit attributable to parent company), the depreciation of currencies in the region against the euro and the sale of BBVA Chile.

REST OF EURASIA

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	175	180	(2.7)
Net fees and commissions	138	164	(15.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	101	123	(17.3)
Other operating income and expense, net	-	1	n.m.(2)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	414	468	(11.4)
Administration costs	(281)	(293)	(4.2)
Depreciation and amortization	(6)	(11)	(44.2)
Net margin before provisions (3)	127	164	(22.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	24	23	4.0
Provisions or reversal of provisions and other results	(3)	(6)	(40.4)
Operating profit/(loss) before tax	148	181	(18.3)
Tax expense or income related to profit or loss from continuing operations	(52)	(53)	(2.7)
Profit from continuing operations	96	128	(24.8)
Profit from corporate operations, net	-	-	-
Profit	96	128	(24.8)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	96	128	(24.8)

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2018 amounted to €175 million, a 2.7% decrease compared with the €180 million recorded for the year ended December 31, 2017, mainly as a result of a weaker performance of the Global Finance unit in Asia, particularly Corporate and Investment Banking (C&IB), partially offset by the performance of the Global Trade unit in Asia.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 amounted to €138 million, a 15.9% decrease compared with the €164 million recorded for the year ended December 31, 2017, mainly as a result of lower commissions in the branch network in Europe.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €101 million, a 17.3% decrease compared with the €123 million net gain recorded for the year ended December 31, 2017, mainly as a result of the weaker performance of the Global Markets unit in Europe.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €281 million, a 4.2% decrease compared with the €293 million recorded for the year ended December 31, 2017, mainly as a result of the expense reduction efforts in the Corporate and Investment Banking (C&IB) unit and the Global Markets unit in Europe.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 amounted to income of €24 million, a 4.0% increase compared with the €23 million income recorded for the year ended December 31, 2017, mainly as a result of the lower loan loss provisions in Europe.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2018 was €148 million, an 18.3% decrease compared with the €181 million of operating profit recorded for the year ended December 31, 2017

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2018 was €52 million, a 2.7% decrease compared with the €53 million expense recorded for the year ended December 31, 2017. Consequently, the effective tax rate amounted to 35.1% of operating profit before tax for the year ended December 31, 2018, and 29.5% for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 amounted to €96 million, a 24.8% decrease compared with the €128 million recorded for the year ended December 31, 2017.

CORPORATE CENTER

	For the Year Ended December 31,
	2018	2017	Change
	(In Millions of Euros)		(In %)
Net interest income	(269)	(357)	(24.7)
Net fees and commissions	(59)	(86)	(32.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(155)	436	n.m.(2)
Other operating income and expense, net	82	101	(19.0)
Income and expense on insurance and reinsurance contracts	(19)	(19)	(1.1)
Gross income	(420)	74	n.m.(2)
Administration costs	(672)	(556)	20.8
Depreciation and amortization	(200)	(282)	(29.2)
Net margin before provisions (3)	(1,291)	(764)	69.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2)	(1,125)	n.m.(2)
Provisions or reversal of provisions and other results	(36)	(73)	(50.6)
Operating profit/(loss) before tax	(1,329)	(1,962)	(32.2)
Tax expense or income related to profit or loss from continuing operations	274	151	81.6
Profit from continuing operations excluding corporate operations	(1,055)	(1,811)	(41.7)
Profit from corporate operations, net	633	-	n.m.(2)
Profit	(422)	(1,811)	(76.7)
Profit attributable to non-controlling interests	3	(1)	n.m.(2)
Profit attributable to parent company	(419)	(1,812)	(76.9)

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)

Net interest expense of this operating segment for the year ended December 31, 2018 was €269 million, a 24.7% decrease compared with the €357 million net expense recorded for the year ended December 31, 2017, mainly as a result of the lower cost of funding and the evolution of interest rates.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2018 was an expense of €59 million, a 32.1% decrease compared with an expense of €86 million expense recorded for the year ended December 31, 2017, mainly as a result of the lower commissions paid in 2018 for cross-selling agreements.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2018 were €155 million, compared with the €436 million gain recorded for the year ended December 31, 2017, which was principally due to the sale of a 2.14% stake in CNCB in 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2018 amounted to €672 million, a 20.8% increase compared with the €556 million recorded for the year ended December 31, 2017, mainly as a result of an increase in IT for the development of new capabilities, cybersecurity and process reengineering.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2018 amounted to a €2 million expense, compared with the €1,125 million expense recorded for the year ended December 31, 2017, which related mainly to the recognition of impairment losses of €1,123 million in connection with BBVA’s stake in Telefónica, S.A. in such year.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2018 were a €36 million expense, a 50.6% decrease compared with the €73 million expense recorded for the year ended December 31, 2017.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2018 was €1,329 million, a 32.2% decrease compared with the €1,962 million loss recorded for the year ended December 31, 2017.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2018 amounted to €274 million, compared with the €151 million income recorded for the year ended December 31, 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2018 was a loss of €419 million, compared with the €1,812 million loss recorded for the year ended December 31, 2017, mainly as a result of capital gains (net of taxes) originated by the sale of BBVA Chile, which amounted to €633 million.

Results of Operations by Operating Segment for 2017 Compared with 2016

SPAIN

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,810	3,937	(3.2)
Net fees and commissions	1,563	1,482	5.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	555	783	(29.1)
Other operating income and expense, net	(204)	(191)	6.5
Income and expense on insurance and reinsurance contracts	438	400	9.6
Gross income	6,162	6,410	(3.9)
Administration costs	(3,145)	(3,342)	(5.9)
Depreciation and amortization	(352)	(369)	(4.6)
Net margin before provisions (2)	2,665	2,699	(1.3)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(705)	(901)	(21.7)
Provisions or reversal of provisions and other results	(771)	(1,279)	(39.7)
Operating profit/(loss) before tax	1,189	519	129.0
Tax expense or income related to profit or loss from continuing operations	(309)	(211)	46.8
Profit from continuing operations	879	308	185.2
Profit from corporate operations, net	-	-	-
Profit	879	308	185.2
Profit attributable to non-controlling interests	(2)	(3)	(40.2)
Profit attributable to parent company	877	305	187.5

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,810 million, a 3.2% decrease compared with the €3,937 million recorded for the year ended December 31, 2016, mainly as a result of a decrease in the average volume of interest-earning assets, particularly in the securities portfolio and derivatives as a result of the sale of certain wholesales portfolios and, to a lesser extent, lower average loans and advances to customers, partially offset by the lower funding cost of interest-bearing liabilities.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €1,563 million, a 5.5% increase compared with the €1,482 million recorded for the year ended December 31, 2016, mainly as a result of an increase in securities fees due to increased activity in our wholesale businesses and growth in mutual funds driven primarily by higher share prices.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 was a net gain of €555 million, a 29.1% decrease compared with the €783 million recorded for the year ended December 31, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) portfolios. The gain in the prior period was also partially due to the gains from the sale of our stake in VISA Europe, Ltd. recorded in the second quarter of 2016.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2017 were €204 million, a 6.5% increase compared with the €191 million of net expense recorded for the year ended December 31, 2016.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €438 million, a 9.6% increase compared with the €400 million net income recorded for the year ended December 31, 2016, mainly as a result of the lower claims ratio and new contract origination.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to an expense of €3,145 million, a 5.9% decrease compared with the €3,342 million recorded for the year ended December 31, 2016, mainly as a result of decreases in wages and salaries, rent expense (due to a reduction in the number of branches), IT expense and third-party services expense. Administration costs decreased for the six consecutive quarters ended December 31, 2017 due to the synergies related to the integration of Catalunya Bank and the implementation of efficiency plans.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 amounted to a €705 million expense, a 21.7% decrease compared with the €901 million expense recorded for the year ended December 31, 2016, mainly as a result of decreased impaired assets due to the improvement of credit quality, partially offset by the increase in the size of the loan portfolio by year-end. The non-performing asset ratio of this operating segment as of December 31, 2017 was 6.8% compared with 8.3% as of December 31, 2016.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2017 were a €771 million expense, a 39.7% decrease compared with the €1,279 million expense recorded for the year ended December 31, 2016. Provisions recorded in 2016 were adversely affected by provisioning related to the invalidity of clauses limiting interest rates in certain mortgage loans with customers (referred to as “floor” clauses).  BBVA made additional provisions during 2017 to cover possible contingencies and claims in connection with this matter in amounts that BBVA considers not significant.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €1,189 million, a 129.0% increase compared with the €519 million recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was an expense of €309 million, a 46.8% increase compared with the €211 million expense recorded for the year ended December 31, 2016 mainly as a result of the higher operating profit before tax. The tax expense amounted to 26.0% of operating profit before tax for the year ended December 31, 2017, and 40.6% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €877 million, a 187.5% increase compared with the €305 million recorded for the year ended December 31, 2016.

UNITED STATES

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	2,119	1,923	10.2
Net fees and commissions	644	635	1.4
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	111	141	(21.6)
Other operating income and expense, net	2	(27)	n.m. (2)
Income and expense on insurance and reinsurance contracts	-	-	-
Gross income	2,876	2,673	7.6
Administration costs	(1,664)	(1,643)	1.3
Depreciation and amortization	(187)	(190)	(1.9)
Net margin before provisions (3)	1,026	840	22.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(241)	(221)	9.1
Provisions or reversal of provisions and other results	(36)	(30)	19.2
Operating profit/(loss) before tax	749	589	27.3
Tax expense or income related to profit or loss from continuing operations	(263)	(146)	79.8
Profit from continuing operations	486	442	9.9
Profit from corporate operations, net	-	-	-
Profit	486	442	9.9
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	486	442	9.9

 (1)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2) Not meaningful.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In 2017 the U.S. dollar depreciated 2.0% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement and in the results of operations of the United States operating segment for the year ended December 31, 2017 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in the 2018 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €2,119 million, a 10.2% increase compared with the €1,923 million recorded for the year ended December 31, 2016, mainly as a result of higher interest rates (including as a result of the impact of the Federal Reserve Board benchmark interest rate increases), particularly related to loans and advances to customers, and, to a lesser extent, securities portfolio and derivatives, partially offset by the effect of higher interests on deposits, particularly from Federal Home Loan Banks.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €644 million, a 1.4% increase compared with the €635 million recorded for the year ended December 31, 2016, mainly as a result of an  increase in commissions, particularly in credit and debit card commissions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 amounted to €111 million, a 21.6% decrease compared with the €141 million gain recorded for the year ended December 31, 2016, mainly as a result of lower sales of ALCO (Assets and Liabilities Committee) securities and mortgage portfolios.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €2 million, compared with the €27 million of net expense recorded for the year ended December 31, 2016, mainly as a result of the lower contribution made to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,664 million, a 1.3% increase compared with the €1,643 million recorded for the year ended December 31, 2016, mainly as a result of increases in general and administrative expense, particularly IT, consulting and marketing expense, and, to a lesser extent, an increase in personnel expense.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification  of this operating segment for the year ended December 31, 2017 was a €241 million expense, a 9.1% increase compared with the €221 million expense recorded for the year ended December 31, 2016, mainly as a result of the impact of additional allowances for loan losses related to the impact of hurricanes Harvey and Irma, and higher loan-loss provisioning related to consumer portfolios, partially offset by decreased impaired assets due to an improvement in the credit quality indicators of energy loans during 2017. The non-performing asset ratio of this operating segment as of December 31, 2017 was 1.2%, compared with 1.5% as of December 31, 2016.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €749 million, a 27.3% increase compared with the €589 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €263 million, an 79.8% increase compared with the €146 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax and the impact of the remeasurement of deferred tax assets and liabilities due to the impact of the Tax Cuts and Jobs Act signed into law on December 22, 2017 (pursuant to which the corporate tax rate was also reduced). Consequently, tax expense amounted to 35.1% of operating profit before tax for the year ended December 31, 2017, compared with 24.8% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €486 million, a 9.9% increase compared with the €442 million recorded for the year ended December 31, 2016.

MEXICO

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	5,476	5,155	6.2
Net fees and commissions	1,219	1,152	5.9
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	249	222	12.3
Other operating income and expense, net	(239)	(236)	1.1
Income and expense on insurance and reinsurance contracts	416	507	(17.8)
Gross income	7,122	6,799	4.8
Administration costs	(2,220)	(2,181)	1.8
Depreciation and amortization	(256)	(247)	3.8
Net margin before provisions (2)	4,646	4,371	6.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,651)	(1,626)	1.6
Provisions or reversal of provisions and other results	(35)	(67)	(47.8)
Operating profit/(loss) before tax	2,960	2,678	10.5
Tax expense or income related to profit or loss from continuing operations	(789)	(697)	13.3
Profit from continuing operations	2,170	1,981	9.6
Profit from corporate operations, net	-	-	-
Profit	2,170	1,981	9.6
Profit attributable to non-controlling interests	-	(1)	(42.5)
Profit attributable to parent company	2,170	1,980	9.6

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In 2017, the Mexican peso depreciated 3.1% against the euro in average terms, resulting in a negative exchange rate effect on our consolidated income statement and in the results of operations of the Mexico operating segment for the year ended December 31, 2017 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―A ..Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in the 2018 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €5,476 million, a 6.2% increase compared with the €5,155 million recorded for the year ended December 31, 2016. The increase was mainly the result of higher interest rates, particularly due to the effect of higher interest rates on the securities portfolio and loans and advances to customers, and to a lesser extent, an increase in the average volume of loans and advances to customers.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €1,219 million, a 5.9% increase compared with the €1,152 million recorded for the year ended December 31, 2016, mainly as a result of an overall increase in commissions, particularly in credit and debit card commissions and fees from online and investment banking, partially offset by a decrease in commissions for selling insurance and the impact of the depreciation of the Mexican peso against the euro.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €249 million, a 12.3% increase compared with the €222 million gain recorded for the year ended December 31, 2016, mainly as a result of portfolio sales.

Other operating income and expense, net

Other net operating income and expense of this operating segment for the year ended December 31, 2017 amounted to a net expense of €239 million, compared with the €236 million of net expense recorded for the year ended December 31, 2016.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €416 million, a 17.8% decrease compared with the €507 million net income recorded for the year ended December 31, 2016, mainly as a result of the higher rate of claims brought by customers (particularly in the last quarter of 2017) as a result of the impact of natural disasters that took place during 2017.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 were €2,220 million, a 1.8% increase compared with the €2,181 million recorded for the year ended December 31, 2016, mainly as a result of an increase in general and administrative expense, particularly IT expense, and, to a lesser extent, an increase in personnel expense. The increase was below Mexico’s inflation rate for 2017.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was a €1,651 million expense, a 1.6% increase compared with the €1,626 million expense recorded for the year ended December 31, 2016. Excluding the impact of the depreciation of the Mexican peso, the increase in impairment losses on financial assets (4.9%) was in line with the increase recorded in loans and advances to customers (5.3%). The non-performing asset ratio of this operating segment was 2.3% as of December 31, 2017 and 2016.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €2,960 million, a 10.5% increase compared with the €2,678 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €789 million, a 13.3% increase compared with the €697 million expense recorded for the year ended December 31, 2016, mainly as a result of higher operating profit before tax. Consequently, tax expense amounted to 26.7% of operating profit before tax for the year ended December 31, 2017, and 26.0% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €2,170 million, a 9.6% increase compared with the €1,980 million recorded for the year ended December 31, 2016.

TURKEY

Since July 2015 we have fully consolidated Garanti’s results in our consolidated financial statements. From July 2015 to March 2017, we held 39.90% of Garanti’s share capital and, on March 22, 2017, we completed the acquisition of an additional 9.95% stake in Garanti, increasing our total holding of Garanti’s share capital to 49.85%. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2017” in the 2018 Form 20-F.

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,331	3,404	(2.1)
Net fees and commissions	703	731	(3.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	14	77	(81.2)
Other operating income and expense, net	5	(18)	n.m. (2)
Income and expense on insurance and reinsurance contracts	62	64	(2.6)
Gross income	4,115	4,257	(3.3)
Administration costs	(1,329)	(1,528)	(13.0)
Depreciation and amortization	(178)	(214)	(16.7)
Net margin before provisions (3)	2,608	2,515	3.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(453)	(520)	(13.0)
Provisions or reversal of provisions and other results	(12)	(93)	(87.2)
Operating profit/(loss) before tax	2,143	1,902	12.7
Tax expense or income related to profit or loss from continuing operations	(425)	(389)	9.2
Profit from continuing operations	1,718	1,512	13.6
Profit from corporate operations, net	-	-	-
Profit	1,718	1,512	13.6
Profit attributable to non-controlling interests	(895)	(917)	(2.4)
Profit attributable to parent company	823	596	38.1

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The Turkish lira depreciated 18.9% against the euro in average terms during 2017, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2017 and in the results of operations of the Turkey operating segment for such year expressed in euros. See “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in the 2018 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,331 million, a 2.1% decrease compared with the €3,404 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira. Excluding this impact, there was a 20.6% increase in net interest income, mainly as a result of higher interest rates, particularly in loans and advances to customers and inflation-linked bonds, and the growth in activity, particularly in cash and cash balances with central banks, in line with the growth of the Turkish financial sector.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €703 million, a 3.9% decrease compared with the €731 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira. Excluding this impact, there was an 18.5% increase in net fees and commissions, mainly as a result of an increase in credit and debit card commissions, which amounted to €51 million, and, to a lesser extent, due to an increase in checks and bills receivables commissions, which increased by €32 million.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €14 million, an 81.2% decrease compared with the €77 million gain recorded for the year ended December 31, 2016. The gain in 2016 was partially due to the sale of Garanti’s stake in VISA Europe, Ltd. recorded in the second quarter of 2016.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €5 million, compared with the €18 million of net expense recorded for the year ended December 31, 2016, mainly as a result of a €13 million increase in financial income from real estate-related services.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €62 million, a 2.6% decrease compared with the €64 million in net income recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,329 million, a 13.0% decrease compared with the €1,528 million recorded for the year ended December 31, 2016, mainly as a result of the depreciation of the Turkish lira.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was a €453 million expense, a 13.0% decrease compared with the €520 million expense recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Turkish lira. Excluding this impact, impairment losses on financial assets increased by 7.3%, mainly as a result of a deterioration in credit quality and an increase in the size of the loan portfolio. The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.9% compared with 2.7% as of December 31, 2016. This increase was mainly the result of increased impairments of wholesale loans, the majority of which had already been fully provisioned.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €2,143 million, a 12.7% increase compared with the €1,902 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €425 million, a 9.2% increase compared with the €389 million expense recorded for the year ended December 31, 2016, mainly as a result of the higher operating profit before tax. Consequently, the tax expense amounted to 19.8% of operating profit before tax for the year ended December 31, 2017, and 20.5% for the year ended December 31, 2016.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2017 amounted to €895 million, a 2.4% decrease compared with the €917 million recorded for the year ended December 31, 2016 mainly as a result of the completion of our acquisition of an additional 9.95% stake in Garanti on March 22, 2017, which more than offset the effect of the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €823 million, a 38.1% increase compared with the €596 million recorded for the year ended December 31, 2016 mainly as a result of the higher operating profit before tax and our acquisition of an additional 9.95% stake in Garanti during the year.

SOUTH AMERICA

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	3,200	2,930	9.2
Net fees and commissions	713	634	12.4
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	480	464	3.4
Other operating income and expense, net	(113)	(133)	(15.0)
Income and expense on insurance and reinsurance contracts	172	158	8.8
Gross income	4,451	4,054	9.8
Administration costs	(1,906)	(1,812)	5.2
Depreciation and amortization	(121)	(100)	20.8
Net margin before provisions (2)	2,424	2,141	13.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(650)	(526)	23.6
Provisions or reversal of provisions and other results	(103)	(82)	26.2
Operating profit/(loss) before tax	1,671	1,533	9.0
Tax expense or income related to profit or loss from continuing operations	(480)	(481)	(0.3)
Profit from continuing operations	1,192	1,052	13.3
Profit from corporate operations, net	-	-	-
Profit	1,192	1,052	13.3
Profit attributable to non-controlling interests	(345)	(294)	17.0
Profit attributable to parent company	847	757	11.8

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In 2017, the Venezuelan bolivar depreciated significantly against the euro in average terms compared with the year ended December 31, 2016. In the year ended December 31, 2017 the Group used an estimated exchange rate of 18,182 Venezuelan bolivars per euro. In addition, the Argentine peso depreciated 12.8% against the euro in average terms. On the other hand, the Chilean peso, Colombian peso and Peruvian new sol appreciated in average terms against the euro compared with the year ended December 31, 2016, by 2.1%, 1.4% and 1.4%, respectively. In the aggregate, changes in exchange rates resulted in a negative impact on most of the headings of the results of operations of the South America operating segment for the year ended December 31, 2017 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in the 2018 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €3,200 million, a 9.2% increase compared with the €2,930 million recorded for the year ended December 31, 2016, mainly as a result of growth in the average volume of interest-earning assets, particularly loans and advances to customers, and, to a lesser extent, in the securities portfolio and derivatives, partially offset by the depreciation of the Venezuelan bolivar and the Argentine peso.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €713 million, a 12.4% increase compared with the €634 million recorded for the year ended December 31, 2016, mainly as a result of an increase in credit and debit card commissions, which amounted to €33 million, and, to a lesser extent, due to an increase in checks and bills receivables commissions which increased by €13 million, partially offset by the depreciation of local currencies against the euro. By country, the main variation was registered in Argentina.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €480 million, a 3.4% increase compared with the €464 million gain recorded for the year ended December 31, 2016, mainly as a result of foreign-currency operations.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2017 were €113 million, a 15.0% decrease compared with the €133 million recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Argentine peso.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 was €172 million, an 8.8% increase compared with the €158 million in net income recorded for the year ended December 31, 2016, mainly as a result of the performance in Colombia where income on insurance and reinsurance contracts.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €1,906 million, a 5.2% increase compared with the €1,812 million recorded for the year ended December 31, 2016, in line with the average inflation rate in most countries and partially offset by the impact of the depreciation of the Venezuelan bolivar and the Argentine peso.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was an expense of €650 million, a 23.6% increase compared with the €526 million expense recorded for the year ended December 31, 2016, mainly as a result of increased impaired assets due to the deterioration of credit quality with certain customers, partially offset by a decrease in the volume of the loan portfolio, higher recovery of written-off assets and depreciation of the Venezuelan bolivar and the Argentine peso. The non-performing asset ratio of this operating segment as of December 31, 2017 was 3.4% compared with 2.9% as of December 31, 2016.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2017 were a €103 million expense, a 26.2% increase compared with the €82 million expense recorded for the year ended December 31, 2016, mainly as a result of an increase in contingent liabilities.

Operating profit/ (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €1,671 million, a 9.0% increase compared with the €1,533 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 was €480 million, a 0.3% decrease compared with the €481 million expense recorded for the year ended December 31, 2016, mainly as a result of the impact of the depreciation of the Venezuelan bolivar and the Argentine peso. Consequently, tax expense amounted to 28.7% of operating profit before tax for the year ended December 31, 2017, and 31.4% for the year ended December 31, 2016.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2017 amounted to €345 million, a 17.0% increase compared with the €294 million recorded for the year ended December 31, 2016 mainly as a result of the stronger performance of our Peruvian and Argentinian operations, where there are minority shareholders, as well as the reduction of our stake in our Argentinian operations during 2017.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €847 million, an 11.8% increase compared with the €757 million recorded for the year ended December 31, 2016.

REST OF EURASIA

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	180	166	8.7
Net fees and commissions	164	194	(15.2)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	123	87	40.4
Other operating income and expense, net	1	45	(97.3)
Gross income	468	491	(4.8)
Administration costs	(293)	(326)	(10.0)
Depreciation and amortization	(11)	(12)	(10.4)
Net margin before provisions (3)	164	153	6.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	23	30	(24.3)
Provisions or reversal of provisions and other results	(6)	23	n.m. (2)
Operating profit/(loss) before tax	181	207	(12.6)
Tax expense or income related to profit or loss from continuing operations	(53)	(53)	0.3
Profit from continuing operations	128	154	(17.1)
Profit from corporate operations, net	-	-	-
Profit	128	154	(17.1)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	128	154	(17.1)

 (1) Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2017 amounted to €180 million, an 8.7% increase compared with the €166 million recorded for the year ended December 31, 2016, mainly as a result of the performance of the Global Finance unit in Europe, particularly in retail businesses and Corporate and Investment Banking (C&IB),  and, to a lesser extent the performance of the Global Markets unit in Europe, partially offset by performance of the Global Markets unit in Asia.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 amounted to €164 million, a 15.2% decrease compared with the €194 million recorded for the year ended December 31, 2016, mainly as a result of a decrease in securities fees.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €123 million, a 40.4% increase compared with the €87 million net gain recorded for the year ended December 31, 2016, mainly as a result of a €21 million increase in the gains on financial assets in retail businesses, particularly in Portugal (€13 million increase) and a €28 million increase of the Global Markets unit in Europe, partially offset by a €25 million decrease of the Global Markets unit in Asia.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €1 million, compared with €45 million in other net operating income recorded for the year ended December 31, 2016, mainly as a result of our divestment in CNCB, a 2.14% stake of which we sold in 2017, which resulted in lower dividends from CNCB.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €293 million, a 10.0% decrease compared with the €326 million recorded for the year ended December 31, 2016, mainly as a result of expense reduction efforts in the Corporate and Investment Banking (C&IB) unit in Asia and the retail business in Europe.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 amounted to income of €23 million a 24.3% decrease compared with the €30 million income recorded for the year ended December 31, 2016, mainly as a result of the release of provisions, particularly in Portugal. The non-performing asset ratio of this operating segment as of December 31, 2017 was 1.2% compared with 1.5% as of December 31, 2016.

Operating profit/(loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2017 was €181 million, a 12.6% decrease compared with the €207 million of operating profit recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2017 and December 31, 2016 was €53 million. Consequently, tax expense amounted to 29.5% of operating profit before tax for the year ended December 31, 2017, and 25.7% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 amounted to €128 million, a 17.1% decrease compared with the €154 million recorded for the year ended December 31, 2016.

CORPORATE CENTER

	For the Year Ended December 31,
	2017	2016	Change
	(In Millions of Euros)		(In %)
Net interest income	(357)	(456)	(21.6)
Net fees and commissions	(86)	(110)	(21.7)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	436	358	21.8
Other operating income and expense, net	101	198	(49.1)
Income and expense on insurance and reinsurance contracts	(19)	(21)	(9.8)
Gross income	74	(31)	n.m. (2)
Administration costs	(556)	(533)	4.3
Depreciation and amortization	(282)	(293)	(3.6)
Net margin before provisions (3)	(764)	(857)	(10.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,125)	(37)	n.m. (2)
Provisions or reversal of provisions and other results	(73)	(141)	(48.1)
Operating profit/(loss) before tax	(1,962)	(1,035)	89.5
Tax expense or income related to profit or loss from continuing operations	151	279	(45.8)
Profit from continuing operations	(1,811)	(757)	139.2
Profit from corporate operations, net	-	-	-
Profit	(1,811)	(757)	139.2
Profit attributable to non-controlling interests	(1)	(3)	(60.0)
Profit attributable to parent company	(1,812)	(760)	138.4

 (1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”,  “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)

Net interest expense of this operating segment for the year ended December 31, 2017 was €357 million, a 21.6% decrease compared with the €456 million expense recorded for the year ended December 31, 2016, mainly as a result of lower funding costs of the Group’s investments.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2017 were an expense of €86 million, a 21.7% decrease compared with an expense of €110 million loss recorded for the year ended December 31, 2016, mainly as a result of an increase in funds commissions income.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2017 were €436 million, a 21.8% increase compared with the €358 million gain recorded for the year ended December 31, 2016, mainly as a result of the sale of a 2.14% stake in CNCB in 2017.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2017 was €101 million, a 49.1% decrease compared with the €198 million net income recorded for the year ended December 31, 2016, mainly as a result of decreased dividends from Telefónica, S.A. as it lowered its dividends from €0.55 per share to €0.4 per share, and from CNCB, which also lowered its dividends and also due to the smaller stake held by the Group in CNCB (following the sale of a 2.14% stake in 2017).

Income and expense on insurance and reinsurance contracts

Income and expense on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2017 amounted to an expense of €19 million, a 9.8% decrease compared with the €21 million expense recorded for the year ended December 31, 2016.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2017 amounted to €556 million, a 4.3% increase compared with the €533 million recorded for the year ended December 31, 2016, mainly as a result of the €15 million increase in fixed remuneration and also due to a €11 million increase in general and administrative expense, particularly IT expense.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2017 was a €1,125 million expense, compared with the €37 million expense recorded for the year ended December 31, 2016, mainly as a result of the recognition of impairment losses of €1,123 million relating to our slightly above 5% stake in Telefónica, S.A. resulting from the fact that its stock price fell below our acquisition cost for a prolonged period.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2017 were a €73 million expense, a 48.1% decrease compared with the €141 million expense recorded for the year ended December 31, 2016, mainly due to lower provisions for early retirements.

Operating profit/ (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the year ended December 31, 2017 was €1,962 million, an 89.5% increase compared with the €1,035 million loss recorded for the year ended December 31, 2016.

Tax expense or income related to profit or loss from continuing operations

Tax income related to loss from continuing operations of this operating segment for the year ended December 31, 2017 amounted to €151 million, a 45.8% decrease compared with the €279 million tax income recorded for the year ended December 31, 2016, despite an increase in operating loss before tax since the recognition of impairment losses relating to our stake in Telefónica, S.A. had no impact on taxable income. Consequently, tax income amounted to 7.7% of operating loss before tax for the year ended December 31, 2017, and 26.9% for the year ended December 31, 2016.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2017 was a loss of €1,812 million, compared with the €760 million loss recorded for the year ended December 31, 2016.

B.   Liquidity and Capital Resources

There are no changes derived from the recast described in the introductory explanatory note.

C.   Research and Development, Patents and Licenses, etc.

There are no changes derived from the recast described in the introductory explanatory note.

D.   Trend Information

There are no changes derived from the recast described in the introductory explanatory note.

E.   Off-Balance Sheet Arrangements

There are no changes derived from the recast described in the introductory explanatory note.

F.   Tabular Disclosure of Contractual Obligations

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are no changes derived from the recast described in the introductory explanatory note.

 ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 8.     FINANCIAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 9.       THE OFFER AND LISTING

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 10.       ADDITIONAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no changes derived from the recast described in the introductory explanatory note.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 15.       CONTROLS AND PROCEDURES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16.       [RESERVED]

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16B.       CODE OF ETHICS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16G.         CORPORATE GOVERNANCE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16H.        MINE SAFETY DISCLOSURE

There are no changes derived from the recast described in the introductory explanatory note.

PART III

ITEM 17.       FINANCIAL STATEMENTS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 18.       FINANCIAL STATEMENTS

Please see exhibit 99.2 to this report on Form 6-K.

ITEM 19.       EXHIBITS

There are no changes derived from the recast described in the introductory explanatory note.